Martin B. Richards	mrichards@mcguirewoods.com
Direct: 804.775.1029	Direct Fax: 804.698.2147

May 7, 2007

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Apple REIT Eight, Inc.

Pre-Effective Amendment No. 1 to

Registration Statement on Form S-11

Registration No. 333-140548

Ladies and Gentlemen:

We are hereby submitting on behalf of Apple REIT Eight, Inc. (the “Company”) Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-11 pertaining to 91,125,541 Units (each Unit consists of one common share and one Series A preferred share).

Should you have any questions or require any additional documents or information please contact either Martin B. Richards at 804-775-1029 (mrichards@mcguirewoods.com) or David Kurzawa at 804-775-7471 (dkurzawa@mcguirewoods.com).

Very truly yours,

/s/ Martin B. Richards

Attachment

cc:	Elaine Wolff (SEC)

Michael McTiernan (SEC)

Yolanda Crittenden (SEC)

Cicely LaMothe (SEC)

Glade M. Knight

David S. McKenney

David P. Buckley

Bryan F. Peery